EXHIBIT 3

Letter to the Board of Directors of The Wet Seal, Inc., dated September 5, 2012

Clinton Group, Inc.
9 West 57th Street
New York, New York 10019

September 5, 2012

Board of Directors
The Wet Seal, Inc.
26972 Burbank
Foothill Ranch, CA 92610

RE:	Alignment of Interests

Gentlemen:

I write on behalf of Clinton Group, Inc. ("Clinton"), the investment manager of several funds and accounts that collectively own more than 6.6% of the common stock of The Wet Seal, Inc. ("Wet Seal" or the "Company"). As you know, Clinton has announced its intention to solicit written consents from our fellow shareholders to remove four of the five Wet Seal directors and to replace them, and fill one open Board seat, with independent professionals with expertise in specialty retail.

The Company, as you have now admitted, has been poorly run for many years and finds itself in crisis. August brought no relief as sales at stores open at least one year declined by more than 18% from the year-ago period.

Despite this poor operating performance and a stock price that has perennially underperformed the Company’s peers, the directors of Wet Seal have been compensated very well – paid more than $210,000 on average in 2011 for example (for attending one or two meetings per month), well in excess of the average for directors of companies this size. Yet, in the midst of the most recent crisis on their watch, with the Company’s stock price down 14% in the month of July alone, the directors decided, unilaterally, to increase their own pay by granting each other restricted stock. They did so, ostensibly, because of the “additional” responsibilities they agreed to take on – including such ordinary Board tasks as considering the Company’s optimal capital structure and reviewing potential strategic alternatives.

In addition to being excessive, this additional compensation was structured in a manner that did not align the incentives of the directors with the creation of shareholder value. First, with about half of the Company’s market capitalization represented by cash on the balance sheet, the grant of restricted stock delivers guaranteed value to the directors irrespective of future performance of the Company at the directors’ hands. Second, if shareholders decide, as is their right (and as we are advocating), to remove the directors, the directors have provided that their new restricted stock grants would immediately vest, as if such a rebuke by shareholders was worthy of an immediate bonus.

There is reason to be concerned about alignment of interests. The five current board members have purchased a total of 20,000 shares of Wet Seal stock in their entire incumbency, according to Securities and Exchange Commission filings.  By contrast, our proposed nominees for the Board have already purchased more than 115,000 shares of Wet Seal and they are not even on the Board yet.

We have also been told that as many as three members of the Board and the entire Office of the Chairman (including Company’s Chairman, President and Chief Operating Officer, and Chief Financial Officer) – who are supposedly busy at work trying to fix our ailing Company – were out of the office last week visiting stockholders, principally seeking to preserve the jobs of the existing Board. We are told more trips are scheduled for the coming weeks. For this self-preservation multi-city tour, the Company is apparently picking up all the expenses and distracting its senior operating executives. We suspect the increase in director compensation had more to do with the time and effort the directors appear to be expending to advocate for their incumbency rather than for any time and effort used to evaluate belatedly the capital structure or strategic alternatives of the Company.

In all events, the act of granting one another this compensation, in the midst of an operating and stock price performance collapse, is yet another example of this Board’s failure to act faithfully in the interests of stockholders.

Gentlemen, you should unwind these unwarranted, excessive and dilutive stock awards and acquire some stock the way the rest of us do: by buying it with cash.

Sincerely yours,

//s//

Joseph A. De Perio
Senior Portfolio Manager